January 8, 2020

Vincent Jiang
Chief Financial Officer
Cheetah Mobile Inc.
Building No. 8
Hui Tong Times Square
Yaojiayuan South Road
Beijing 100123
People's Republic of China


       Re: Cheetah Mobile Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 001-36427

Dear Mr. Jiang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Julie Gao